Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pivan Interactive, Inc.
4636 BERKSHIRE PL
BOULDER, CO 80301
https://live.uncanny.gg/

Up to $1,234,998.04 in Common Stock at $2.27
Minimum Target Amount: $14,997.89

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pivan Interactive, Inc.
Address: 4636 BERKSHIRE PL, BOULDER, CO 80301
State of Incorporation: DE
Date Incorporated: January 26, 2018

Terms:

Equity

Offering Minimum: $14,997.89 | 6,607 shares of Common Stock
Offering Maximum: $1,234,998.04 | 544,052 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.27
Minimum Investment Amount (per investor): $99.88

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive 10% bonus shares

Super Early Bird Bonus

Invest within the first 10 days and receive 5% bonus shares

Early Bird Bonus

Invest within the first 15 days and receive 2% bonus shares

Amount-Based:

$50 | Owners Tier

Exclusive access to Uncanny Investor Discord & Special Discord Role

Uncanny Streaming Masterclass (VOD)

$100 | Bronze Tier

Use of Uncanny VIP Tier 1 for 1 Year

Exclusive Access to Creator Panel (Bi-Annual) featuring partner streamers.

All Previous Perks (except shares)

4% Bonus Shares

$250 | Silver Tier

All Previous Perks (except shares)

Uncanny T-Shirt

6% Bonus Shares

Your name included in an Uncanny Shoutout Page

Watch the Exclusive Uncanny Board of Streamers 1-Chip Challenge

$500 | Gold Tier

All Previous Perks (except shares)

8% Bonus Shares

Personalized Uncanny Backers Jersey ($60 value)

Exclusive Uncanny TwitchCon 2023 Party Invite**

$1000 | Platinum Tier

All Previous Perks (except shares)

10% Bonus Shares

Lifetime use of Uncanny VIP Tier (90:10 Rev Share)

1 TikTok Takeover (30 secs video) posted to Uncanny TikTok Channel (35k Followers)

$2500 | Partner Tier

All Previous Perks (except shares)

12% Bonus Shares

Exclusive Group Dinner with Uncanny Team at TwitchCon 2023**

$5,000 | VIP Tier

All Previous Perks (except shares)

14% Bonus Shares

Uncanny Chief Evangelist NoctWolfe [250k TikTok Followers, $1200 Value] to promote a product/service of your choice on his TikTok

Private 1:1 60 mins call with an Uncanny Executive

$10,000 | Superhero Tier

16% Bonus Shares

A Group Consultation or Q&A Session on your product/business with the Uncanny Board of Streamers or Uncanny Founders

$20,000 | Ultimate Tier

18% Bonus Shares

Exclusive dinner with Uncanny Founders in Boulder, CO***

Choose a family member or friend to have a private call with a member of our Uncanny Board of Streamers, and pick a game to play with them for 2 hours.

$50,000 | Legendary Tier

20% Bonus Shares

Exclusive private dinner with Uncanny Founders in Las Vegas at the Esports Business Summit (EBS) 2023, and be an official Uncanny team member during EBS.****

OR

Exclusive day tour of NASA Johnson Space Center with Uncanny CTO and former space scientist.****

<u>Audience-Based:</u>

10% Bonus Shares for previous investors.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***TwitchCon ticket, accommodation and travel not included.*

****1 domestic US flight included, no lodging is included.*

*****1 entry ticket and 1 domestic US flight are included, with no lodging included.*

The 10% StartEngine Owners' Bonus

Pivan Interactive, Inc. (d.b.a. "Uncanny") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.27/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $227. Fractional shares will not be distributed and Unit bonuses will be determined by rounding down to the nearest whole Unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 10% for previous investors, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Pivan Interactive Inc. (d.b.a. "Uncanny" or the "Company") is a C Corporation organized under the laws of the state of Delaware that provides broadcasting software tools for live-streamers. The Company's business model consists of a viewer payment SaaS model focused on live streamers and their viewers. Our AI cloud software is used across the USA and the world on our online website, and through streaming platforms like Twitch and YouTube. The Company has a unique industry-leading AI-driven product, developed and advised by industry titans, in a massive and growing Gen-Z market. The Company is in the pre-revenue stage of development.

Our industry is the live-streaming content creator space, where anyone can become an influencer with a webcam and a PC. We turn streamers into professional broadcasters using AI to automate the production of their stream. We believe we create beautiful, compelling broadcasts which keep viewers watching their favorite streamers for longer.

Business Model

Viewers pay streamers because we believe they want to support their favorite content creators, as well as be recognized socially within their community, to the order of billions of dollars a year. We intend to monetize the same way, with no behavior change from the viewer. A viewer can easily support the streamer by donating Uncanny, from $2 to $20 a payment. In return, their names are directly injected into the broadcast during replays, overlays, and aftergame summaries. The streamer gets a high revenue share, higher than any other platforms in our industry, and they get to host a beautiful, engaging broadcast.

The Company's Intellectual Property ("IP"):

The Company was granted a U.S. trademark to Pivan Interactive Inc., filed with the USPTO on June 6th, 2021. This trademark was published on May 24th, 2022, and includes the Uncanny name and logo.

Competitors and Industry

Competitors

The Company has several major competitors in the live-streaming market. Some of the top competitors in our industry include: StreamLabs, StreamElements, and Elgato. StreamElements is the industry leader and the Company's primary competition in the live-streaming industry. StreamLabs also owns a significant market share and drive users to use their software to stream to platforms. Lowkey, and Powder are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the live-streaming industry because we uniquely use cloud-based on-demand AI, at scale running for pennies an hour, to drive production improvements live on stream.

Industry

Our goal is to own the live broadcast of the Superbowl, not the replay of it the next day or week.

That is the current situation of the streaming industry, where content is created post-production with no regard for live-streaming quality and production value, where new followers and viewers matter more than retaining their existing fan base.

Our secret sauce is our ability to watch a live stream with computer vision in real-time, for $0.03/hr/stream, at scale across thousands of streams simultaneously. Couple with our Board of Advisors with a deep pedigree in broadcasting, gaming, and the internet, we can execute our vision of automated, high-level production in live-streaming.

The live-streaming industry in 2021 was a $3.8B industry and during the pandemic, Twitch which dominates the live-streaming market grew by 80%+. It is projected that it will grow by 22% CAGR for the next 5 years.

Current Stage and Roadmap

Current Stage

We have a live product on the market, with 23.5k user signups to date, working on four of the biggest games in the live-streaming market, with another two to be released by end of the year.

Future Roadmap

With our unique technology, we have the sole mission to become an essential automated component of the live-streaming ecosystem. Bringing our product to the gaming industry first, which is bigger than movies, music, and books combined, we expect to then go horizontal to Just Chatting, Live-Music, IRL, and Cooking streams in the coming years.

We are already compatible with some of the biggest western markets, Twitch and YouTube. By year's end, we anticipate that we will be on TikTok.

The money raised will be used to expand our growth, and revenue and go to these horizontal markets. We will be working on optimizing ad placement in live streams, game-agnostic product features such as facial recognition for sentiment analysis, and automatic scene changes.

The Team

Officers and Directors

Name: David Sturgeon

David Sturgeon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: January, 2018 - Present
  Responsibilities: David co-founded the company and is responsible for all facets of the business. David owns 40.05% of the company and is paid $60k annually.

Name: Constantine Tsang

Constantine Tsang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Chief Technology Officer, Chairman of the Board
  Dates of Service: January, 2018 - Present
  Responsibilities: As CTO, I run the tech team as a product manager. As co-founder, I am responsible for the smooth operation of the company in all aspects including fundraising, marketing and product. I own 40.05% of the company and am paid $50k annually.

Other business experience in the past three years:

- **Employer:** Southwest Research Institute
  Title: Lead Scientist
  Dates of Service: October, 2021 - March, 2022
  Responsibilities: SPACE EXPLORATION! Science data analysis, hardware, software, mission design and implementation on a variety of NASA, ESA, JAXA missions.

Other business experience in the past three years:

- **Employer:** Commercial Spaceflight Federation
  Title: Committee Member - SARG
  Dates of Service: October, 2017 - March, 2022
  Responsibilities: The Suborbital Applications Research Group (SARG) within CSF comprises experts throughout the aerospace industry who are committed to enhancing the experience and opportunities within the suborbital industry, promote and advance access for space science research utilizing suborbital flight providers such as Virgin Galactic, SpaceX, Blue Origin and WorldView.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for Uncanny. Delays or cost overruns in the development of Uncanny and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later

investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Pivan Interactive, Inc. (dba "Uncanny") is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pivan Interactive, Inc. (dba "Uncanny") or in its computer systems could reduce the attractiveness of the platform and result in a loss

of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pivan Interactive, Inc. (dba "Uncanny") could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Sturgeon	2,250,000	Common Stock	40.05%
Constantine Tsang	2,250,000	Common Stock	40.05%

The Company's Securities

The Company has authorized Common Stock, Convertible Note - 2019, Convertible Note - 2020, Convertible Note - 2021, and Convertible Note - 2022. As part of the Regulation Crowdfunding raise, the Company will be offering up to 544,052 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,732,101 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

<u>Voting Rights of Securities Sold in This Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 114,642 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note - 2019

The security will convert into Equity and the terms of the Convertible Note - 2019 are outlined below:

Amount outstanding: $490,000.00
Maturity Date: December 31, 2021
Interest Rate: 2.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

Convertible Note - 2020

The security will convert into Equity and the terms of the Convertible Note - 2020 are outlined below:

Amount outstanding: $95,000.00
Maturity Date: December 31, 2022
Interest Rate: 2.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

Convertible Note - 2021

The security will convert into Equity and the terms of the Convertible Note - 2021 are outlined below:

Amount outstanding: $290,000.00
Maturity Date: December 31, 2022
Interest Rate: 3.0%
Discount Rate: 20.0%

Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

Convertible Note - 2022

The security will convert into Equity and the terms of the Convertible Note - 2022 are outlined below:

Amount outstanding: $418,000.00
Maturity Date: December 31, 2023
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Qualified Financing

Material Rights

If the Holder of this Convertible Promissory Note does not elect to demand payment as stated above, this Convertible Promissory Note will automatically renew for another two years on the same terms as before. Automatic renewal will not impact the Holder's rights to demand payment or voluntarily convert after the Maturity Date.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $490,000.00
  Use of proceeds: Research and Development, Salaries, and Infrastructure costs, Office expenses
  Date: December 31, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $95,000.00
  Use of proceeds: Research and Development, Salaries, and Infrastructure costs, Office expenses
  Date: December 31, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $290,000.00
  Use of proceeds: Research and Development, Salaries, and Infrastructure costs
  Date: December 31, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $418,000.00
  Use of proceeds: Research and Development, Salaries, and Infrastructure costs
  Date: December 31, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $42.08
  Number of Securities Sold: 420,804
  Use of proceeds: These shares were issued as a Restricted Stock Grant to various advisors and employees.
  Date: November 22, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe the Company will be able to operate for 35 months, after this fundraising without any revenue generation. This is based on a current monthly burn rate of $32000 which has been maintained for at least the last 12 months. This burn rate consists primarily of salaries for multiple engineers, marketing, business development, and data analysts. Additionally, it includes expenses for operation infrastructure and various R&D.

It is important to note, that we are prioritizing monetization efforts over the coming year, so while we are currently pre-revenue, we do believe that will change.

Foreseeable major expenses based on projections:

Salaries (Engineering and Business Development)

Growth (Creator marketing and traditional marketing)

Infrastructure (AWS service and processing expenses)

Future operational challenges:

Hiring in the current macroeconomic climate is exceedingly difficult. We have historically had wonderful success finding the correct talent to bring on to the team, and while we expect that to remain true, we expect that to be a more time-consuming task and challenging endeavor.

Future challenges related to capital resources:

We will likely be looking to do a series A capital raise in the future and must ensure our revenue and growth metrics support that stage.

Future milestones and events:

We expect our streamer monetization features, our primary revenue source, to provide a unique solution to a core user problem. We foresee the capital generated from this feature to impact our financial status significantly.

Our development roadmap includes features that appeal to non-game-specific creators, which will drastically and immediately open up new markets for growth. This will have an impact on both our operational expenses and revenue generation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/31/2021, the Company has capital resources available in the form of a business credit line for $28000 from USBank, and $20,110 cash on hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support current payroll, new employee hiring, and infrastructure costs for core product operation.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the immediate viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3-5 months. This is based on a minimum monthly burn rate of $10,000 for expenses related to salaries (50%) and infrastructure (50%). This is an estimated burn rate for scaling operations to essential personnel and technology infrastructure costs. We would only scale down to this level if the absolute minimum amount of our fundraise was achieved. As of 2022, the company operated consistently with a $32,000 per month burn rate, which included all personal, marketing expenses, R&D, and infrastructure.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 35 months. This is based on a current monthly burn rate of $32000 which has been maintained for at least the last 12 months. This burn rate consists primarily of salaries for multiple engineers, marketing, business development, and data analysts. Additionally, it includes expenses for operation infrastructure and various R&D.

The biggest thing that can significantly reduce our runway would be substantial growth. In this case, we would have an associated increase in infrastructure cost and need to increase our staffing.

With 35 months of estimated runway, we think we have plenty of margin to account for this. Even if our runway is halved, we still have 14 months to generate revenue or alternative funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including venture capital. We will likely seek an institutional round of funding, either a seed or series A depending on revenue growth.

Indebtedness

- **Creditor:** Convertible Note - 2019

Amount Owed: $490,000.00
Interest Rate: 2.0%
Maturity Date: December 31, 2021
Conversion Trigger: Qualified Financing Round Discount Rate: 20 Valuation Cap: 5000000

- **Creditor:** Convertible Note - 2020
Amount Owed: $95,000.00
Interest Rate: 2.0%
Maturity Date: December 31, 2022
Conversion Into: Equity Conversion Trigger: Qualified Financing Discount Rate: 20 Valuation Cap: 5000000

- **Creditor:** Convertible Note - 2021
Amount Owed: $290,000.00
Interest Rate: 3.0%
Maturity Date: December 31, 2022
Conversion Into: Equity Conversion Trigger: Qualified Financing Discount Rate: 20 Valuation Cap: 5000000

- **Creditor:** Convertible Note - 2022
Amount Owed: $418,000.00
Interest Rate: 3.0%
Maturity Date: December 31, 2023
Conversion Into: Equity Conversion Trigger: Qualified Financing Discount Rate: 20 Valuation Cap: 7500000

- **Creditor:** Promissory Note - Constantine Tsang
Amount Owed: $49,550.00
Interest Rate: 2.87%
Maturity Date: February 15, 2017

- **Creditor:** Promissory Note - Constantine Tsang
Amount Owed: $25,000.00
Interest Rate: 2.87%
Maturity Date: December 17, 2027

- **Creditor:** Promissory Note -David Sturgeon
Amount Owed: $25,000.00
Interest Rate: 2.87%
Maturity Date: December 17, 2027

- **Creditor:** Promissory Note - Constantine Tsang
Amount Owed: $69,545.00
Interest Rate: 2.87%
Maturity Date: June 17, 2028

- **Creditor:** Loan - Constantine Tsang
  Amount Owed: $17,671.00
  Interest Rate: 0.0%

- **Creditor:** David Sturgeon
  Amount Owed: $395.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Constantine Tsang
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan
  Material Terms: During the past period, one of the shareholders, Constantine Tsang, paid for certain expenses on behalf of the Company. These are interest-free funds and there is no set maturity date. As of December 31, 2021 and 2020, the outstanding balance of the amount due to the shareholder is $17,671.

- **Name of Entity:** David Sturgeon
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan
  Material Terms: During the past period, one of the shareholders, David Sturgeon, paid for certain expenses on behalf of the Company. These are interest-free funds and there is no set maturity date. As of December 31, 2021 and 2020, the outstanding balance of the amount due to the shareholder is $395.

- **Name of Entity:** Constantine Tsang
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Three promissory note agreements
  Material Terms: In 2018 and 2019, the Company entered into three promissory note agreements with one of the shareholders, Constantine Tsang, in the aggregate amount of $144,095. The notes bear an interest rate of 2.87% and has a maturity date set nine years from the note contract date. As of December 31, 2021 and 2020, the outstanding balance of the notes are $126,050.

- **Name of Entity:** David Sturgeon
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Promissory note agreements
  Material Terms: In 2018, the company entered into a promissory note agreements with one of the shareholders, David Sturgeon, in the aggregate amount of $25,000. The notes bear an interest rate of 2.87% and has a maturity date set nine years from the note contract date. As of December 31, 2021 and 2020, the outstanding balance of the notes are $25,000.

Valuation

Pre-Money Valuation: $13,011,869.27

Valuation Details:

Pivan Interactive, Inc. (d.b.a. "Uncanny" or the "Company") determined its pre-money valuation was calculated based on two primary criteria: opportunity value and current user growth vs. market potential:

Opportunity:

The e-commerce sector of live streaming alone is expected to reach $35B in 2024[(1)]. The live-streaming market is forecast to grow to $253B by 2029 [(2)].

Twitch's market cap is currently evaluated at $15B [(3)], which made $300M in ad rev in 2019, and $230M in 2018 [(4)]. It's main competitor, YouTube generated $15B in gross ad revenue in 2019 [(5)]. Their users are our users, and monetize the same way as us. Our technology can work on these or any other platforms that host live broadcasts and allow browser sources giving us access to to the entire live-streaming market.

Twitch also monetizes on their streamers by taking a 50:50 rev share from viewer donations, priced in tiers at $4.99, $9.99 and $24.99. We have the same packaging and revenue share so we can directly compare with Twitch for growth potential.

We are building an essential infrastructure-level service within that industry. As we continue to expand our feature set, the nature of our tool can inherently service all streamers on any platform. This includes supplementing their current monetization strategies with features we provide.

Companies approaching the same market and demographics have successfully secured later-stage capital. For example, Medal.tv which aggregates manually created gameplay clips, recently closed a Series B of $60M

Current user growth:

We have signed up over 25,000 streamers to date. Consider each of those as content channels commanding audiences ranging into the 100s (even thousands). We are averaging about 800 - 2000 new signups per month with no marketing spend, solely organic growth. There are currently 10+ million streamers in the market[(6)] and an impressive growth rate of 9.2%[(7)].

If you calculate using an average of 12 viewers per Uncanny streamer, we arrive at an Uncanny audience of 300,000. Since we monetize the same demographic, same users, and in a similar way that Twitch does, we can take Twitch as a direct comparison.

Twitch's average lifetime value (LTV) of a viewer at $81.10 [8] for the long-life streamer and an average of $22.92 for the "new" viewers. An average of those gives $52.01. That creates the forward-looking estimation that the value of our 25,000 streamers is $52.01 * 300,000 = **$15,603,000.**

Data and Data sets:

One of our unique innovations has been to execute our machine learning algorithms at scale for an incredibly low price—pennies per hour per stream. Additionally, because our technology does not require a download, we can analyze any live stream. This has allowed us to collect highly targeted operational data very quickly.

Machine Learning (AI) development is challenging and is an iterative process (3). We have overcome these challenges and have a functioning ML product in the market and a method for optimizing our iterative development. Couple that with the inherent value of the data collected, which has been filtered, modified, cleaned and processed, and you have significant business value.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,293,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.89 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Fee*
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $1,234,998.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  We will use 20% of the funding for future marketing of Uncanny on our social media platforms, with creators and influencers, and through agencies.

- *Research & Development*
  20.0%
  We will use the proceeds to develop the next-generation of live-streaming tools for creators to improve their stream quality, including new game development, game agnostic features such as sentiment analysis and control, voice clipping control, and scene changes. We will also develop better ad delivery tools to optimize stream performance.

- *Operations*
  54.5%
  We will use these funds to pay for payroll of our current team in order to continue our services and product develop. We will also hire additional staff for R&D and product development for better product-market fit.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://live.uncanny.gg/ (https://live.uncanny.gg/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/uncanny

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pivan Interactive, Inc.

[See attached]

PIVAN INTERACTIVE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pivan Interactive, Inc.
Boulder, Colorado

We have reviewed the accompanying financial statements of Pivan Interactive, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 5, 2023
Los Angeles, California

PIVAN INTERACTIVE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	20,110	$	78,945
Total Current Assets		**20,110**		**78,945**
Total Assets	**$**	**20,110**	**$**	**78,945**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	-	$	2,370
Convertible Note		875,000		585,000
Shareholder Loan		18,065		18,065
Other Current Liabilities		33,386		12,733
Total Current Liabilities		**926,452**		**618,169**
Promissory Notes and Loans		151,050		177,025
Total Liabilities		**1,077,502**		**795,194**
STOCKHOLDERS EQUITY				
Common Stock		521		521
Additional Paid in Capital		391		391
Retained Earnings/(Accumulated Deficit)		(1,058,303)		(717,161)
Total Stockholders' Equity		**(1,057,391)**		**(716,249)**
Total Liabilities and Stockholders' Equity	**$**	**20,110**	**$**	**78,945**

See accompanying notes to financial statements.

PIVAN INTERACTIVE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	361,505	229,390
Research and Development	878	-
Sales and Marketing	12,405	2,771
Total operating expenses	374,788	232,161
Operating Income/(Loss)	(374,788)	(232,161)
Interest Expense	20,653	10,384
Other Loss/(Income)	(54,298)	(220)
Income/(Loss) before provision for income taxes	(341,143)	(242,325)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (341,143)**	**$ (242,325)**

See accompanying notes to financial statements.

PIVAN INTERACTIVE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	5,212,263	**$ 521**	**$ 391**	**$ (474,836)**	**$ (473,924)**
Net income/(loss)				(242,325)	(242,325)
Balance—December 31, 2020	5,212,263	521	391	$ (717,161)	**$ (716,249)**
Net income/(loss)				(341,143)	(341,143)
Balance—December 31, 2021	**5,212,263**	**$ 521**	**$ 391**	**$ (1,058,303)**	**$ (1,057,391)**

See accompanying notes to financial statements.

PIVAN INTERACTIVE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(341,143)	$	(242,325)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Loan forgivness		(25,975)		
Changes in operating assets and liabilities:				
Credit Cards		(2,370)		(2,376)
Other Current Liabilities		20,653		10,384
Net cash provided/(used) by operating activities		**(348,835)**		**(234,316)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		-		25,975
Borrowing on Convertible Notes		290,000		95,000
Net cash provided/(used) by financing activities		**290,000**		**120,975**
Change in Cash		(58,835)		(113,341)
Cash—beginning of year		78,945		192,287
Cash—end of year	**$**	**20,110**	**$**	**78,945**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	20,653	$	10,384
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pivan Interactive, Inc. was incorporated on January 26, 2018 in the state of Delaware. The financial statements of Pivan Interactive, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

The Company is a software provider in the live streaming industry. Uncanny.gg is an essential infrastructure component for live-streamed content creators alongside the PC and the webcam. The company uses bleeding-edge computer vision and machine learning to analyze their streams and create professional, beautiful, and modern broadcasts. We have signed up twenty-five thousand streamers for Uncanny, and built a community of tens of thousands across our other social channels. Our Board of Streamers and partners command a reach at least 50M+ viewers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Pivan Interactive Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the software to live-stream content creators.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $12,405 and $2,771, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued interest expense	$ 33,386	$ 12,733
Total Other Current Liabilities	**$ 33,386**	**$ 12,733**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 5,212,263 shares have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Constantine Tsang	$ 49,550	2.87%	2/15/2018	2/15/2027	$ 1,422	5,513	$ -	$ 49,550	$ 55,063	$ 1,422	$ 4,091	$ -	$ 49,550	$ 53,641
Promissory Note - Constantine Tsang	$ 25,000	2.87%	12/17/2018	12/17/2027	$ 718	2,182	$ -	$ 25,000	$ 27,182	$ 718	$ 1,464	$ -	$ 25,000	$ 26,464
Promissory Note -David Sturgeon	$ 25,000	2.87%	12/17/2018	12/17/2027	$ 718	2,182	$ -	$ 25,000	$ 27,182	$ 718	$ 1,464	$ -	$ 25,000	$ 26,464
Promissory Note - Constantine Tsang	$ 69,545	2.87%	6/17/2019	6/17/2028	$ 1,996	5,075	$ -	$ 51,500	$ 56,575	$ 1,996	$ 3,079	$ -	$ 51,500	$ 54,579
PPP Loan - 1st tranche	$ 25,975	1.00%	4/30/2020	Forgiven as of July 28, 2021	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -	$ 25,975	$ 25,975
PPP Loan - 2nd tranche	$ 28,323	1.00%	2/6/2021	Forgiven as of August 20, 2021	$ -	-	$ -	$ -		$ -	$ -	$ -	$ -	$ -
Total					$ 4,853	$ 14,852	$ -	$ 151,050	$ 166,002	$ 4,853	$ 10,099	$ -	$ 177,025	$ 161,149

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	
2024	
2025	
Thereafter	151,050
Total	**$ 151,050**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Constantine Tsang	$ 17,671	0.00%	No set maturity	$ 17,671		$ 17,671	$ 17,671		$ 17,671
David Sturgeon	$ 395	0.00%	No set maturity	395		395	395		395
Total				$ 18,065	$ -	$ 18,065	$ 18,065	$ -	$ 18,065

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 490,000	2.00%	12/31/2019	Fiscal year 2021	9,800	19,627	490,000	-	509,627	5,531	9,827	490,000	$ -	499,827
2019 Convertible Notes	$ 95,000	2.00%	12/31/2020	Fiscal year 2022	1,900	1,900	95,000	-	96,900	-	-	95,000	$ -	95,000
2019 Convertible Notes	$ 290,000	3.00%	07/12/2021	Fiscal year 2022	4,100	4,100	290,000	-	294,100	-	-	290,000	$ -	290,000
Total	$ -				$ 15,800	$ 25,627	$ 875,000	$ -	$ 900,627	$ 5,531	$ 9,827	$ 875,000	$ -	$ 884,827

The convertible notes are convertible into common shares at a conversion price. The conversion price equals the lower of (A) the product of (1) the Discounted Rate and (2) the price paid per Share for Qualified Financing Shares by the investors in the Qualified Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (102,985)	$ (58,911)
Valuation Allowance	102,985	58,911
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (240,685)	$ (137,700)
Valuation Allowance	240,685	137,700
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $942,016, and the Company had state net operating loss ("NOL") carryforwards of approximately $942,016. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During the past period, one of the shareholders, Constantine Tsang, paid for certain expenses on behalf of the Company. These are interest-free funds and there is no set maturity date. As of December 31, 2021 and 2020, the outstanding balance of the amount due to the shareholder is $17,671.

During the past period, one of the shareholders, David Sturgeon, paid for certain expenses on behalf of the Company. These are interest-free funds and there is no set maturity date. As of December 31, 2021 and 2020, the outstanding balance of the amount due to the shareholder is $395.

In 2018 and 2019, the Company entered into three promissory note agreements with one of the shareholders, Constantine Tsang, in the aggregate amount of $144,095. The notes bear an interest rate of 2.87% and has a maturity date set nine years from the note contract date. As of December 31, 2021 and 2020, the outstanding balance of the notes are $126,050.

In 2018, the company entered into a promissory note agreements with one of the shareholders, David Sturgeon, in the aggregate amount of $25,000. The notes bear an interest rate of 2.87% and has a maturity date set nine years from the note contract date. As of December 31, 2021 and 2020, the outstanding balance of the notes are $25,000.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through January 5, 2023, which is the date the financial statements were available to be issued.

During 2022, the Company issued 420,804 Common Stock.

During 2022, the Company entered into eight convertible note agreements with various investors in the aggregate amount of $406,322. The notes bear an interest rate of 3% and a maturity date is set to be one year after an issuance date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $374,788, an operating cash flow loss of $348,835, and liquid assets in cash of $20,110, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN UNCANNY TODAY!

AI-Powered Live-Stream Production

Pivan Interactive, Inc. (d.b.a. "Uncanny" or the "Company") is a production team in a box! We use bleeding-edge AI to watch live streams and create beautiful, engaging productions for ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


UNCANNY
Public Access into ESPN

$0.00 Raised

REASONS TO INVEST

- Our AI technology watches live streams with computer vision in real-time, for $0.03/hr/stream, at scale across tens of thousands of streams simultaneously to efficiently improve production quality for our streamers and their viewers.
- Live streaming is the fast-growing future of online entertainment, with a market valued at $3.8 billion as of 2021 and a need for accessible professional-level production services as it continues to grow.*
- We are led by a highly experienced team and backed by major industry players, including a VP of Sales at Twitch, the Co-Founder of IGN, and the CEO of T1 Entertainment and Sports.

*Information from PR Newswire (Source)

Invest Now
$2.27 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$99.88	$13.01M

THE PITCH

At Uncanny, we turn streamers of all sizes into professional-level broadcasters using our AI as an automated out-of-the-box production team. We are backed by world-renowned founders and C-officers in the gaming and broadcast industries, and our technology is proven to increase the streaming experience for viewers. Better production quality means higher viewer retention, which ultimately increases multiple core business metrics for both the streamers and the platform itself. With a growing community of 24,500 users and $1.3 million already raised, we are ready to build the future of live-streamed entertainment.

OVERVIEW

A Smart, Easy-to-Use, Cost-Effective Live Streaming Production Service


Next level
live-stream
broadcast tools
We turn streamers into pro-broadcasters using AI as their out-of-the-box production team


The Power of Uncanny!
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Uncanny is elevating the future of live-streamed entertainment with our AI-powered production technology. We employ cutting-edge computer vision and machine learning to operate virtually in the cloud to improve the production quality of our customers' broadcasts. We are supported by a team of industry-recognized investors and advisors, including Comcast NBC Universal, the VP of Sales at Twitch, the Co-Founder of IGN, the CEO of T1 Entertainment and Sports, the co-creator of Guitar Hero/Rockband, the Co-Founder and CCO of Human Design, and many more.


Uncanny On Stream Demo with Noctwolf VO
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5 KILLS
IN 5 MINUTES
Watch on YouTube

For a next-level opportunity

20 MILLION +
Avg. monthly unique streamers (Twitch only)

900 MILLION
Live Streaming Audience (Gaming) 2022

$3.6 BILLION
TAM

THE PROBLEM & OUR SOLUTION

Low Production Quality Leads to Viewers Spending More Time Searching for Better Content

There are over 10 million live-streaming creators in the world on Twitch alone, serving over 700 million viewers worldwide, but the production quality is still essentially public access television (Source | Source).

Streamers are entertainers, but to create a compelling broadcast, you need skills – or the resources to hire talent – in graphic design, broadcast software, and videography, to name a few. This forces viewers to spend far too much time searching for better content. **Higher viewer retention would mean more revenue for streamers and the platforms.** In addition, platforms take far too large revenue shares, leaving no alternative ways for streamers to make money.


Efficacy
95% UP TO
INCREASES FOLLOWERS
AVERAGE 16%
92% UP TO
INCREASES VIEWERS
AVERAGE 17%
75% UP TO
INCREASES WATCH TIME
AVERAGE 11%

We use bleeding-edge computer vision and machine learning to analyze our customers' streams and help them create professional, beautiful, and modern broadcasts, with features such as instant replays, dynamic A/V overlays, auto-clipping, and automatic half-time shows. Our product has proven efficacy, leading to up to 95% increase in followers at an average of 12%, up to 92% increase in viewers at an average of 17%, and up to 75% increase in watch time at an average of 11%.


"Stream tomorrow is going to include some features brought to us by the guys at Uncanny. So gassed to show you troops the future of streaming!
ENOMUZ
INSTANT KILL REPLAYS
GAME TRIGGERED HYPE
MONETIZATION BOOSTS
Built for all major platforms:

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Streamers can't get enough of our technology



"You need this for your streams if you want to be unique and standout. I promise you need this."

LEZZGAME



"Take your stream to the next level by adding extra layers of depth!"

KNSPLASH

"Uncanny is the fourth step when it comes to live streaming. I already love what they give us."

GAEL LEVEL

"Uncanny is perfect for streamers!"

REDVINES

**The above testimonials may not be representative of the opinions of other experts or the experiences of other customers and is not a guarantee of future performance or success.*


Testimonials First Draft
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**The above testimonials may not be representative of the opinions of other experts or the experiences of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Building an Enthusiastic Community in a Fast-Growing Industry

The live streaming industry was valued at $3.8 billion as of 2021 (Source). Twitch currently dominates the market and is predicted to grow at a CAGR of 22% for the next five years (Source).


24.5K
USERS TO DATE
$1.3 MILLION
FUNDS RAISED PREVIOUSLY
NAMED 1 OF TOP 10
TECH STARTUPS IN DENVER

We have built a community of over 24.5k users (think of that as ~25k full television channels), 35k TikTok followers, 1.5k Discord followers, and 1k Twitter followers for an estimated 50 million social media impressions. We have already raised over $1.3 million from investors including Comcast-NBC-Universal, Techstars, a VP of Twitch, the creator of Guitar Hero, and the University of Oxford. We have been featured in Forbes, CNBC, Venture Beat, and more. Recently, we were named one of the Top 10 Startups in Denver.

Key strategic partnerships with major industry players

techstars COMCAST NBCUNIVERSAL | LIFT Labs

Featured in

CNBC Forbes VentureBeat

WHY INVEST

Building Foundational Technology for Live Streaming & Redefining its Possibilities


Live streaming represents the future of entertainment
Stake your claim today

We envision our community of streamers and their audience should own the tools and platforms they use to create their content. They should have better productions that not only reflect them, but look amazing as well. They should be taking home more of what they earn. This is why we believe our community of gamers and streamers should have the opportunity to invest and be part of the platforms they use and live on.

We envision our product as an essential standard in the massive live streaming market. That includes massive opportunities in short-form content platforms like TikTok or Instagram Reels, which are venturing further into live content.

As we expand, we will also grow beyond gaming into horizontal markets such as Just Chatting, Live-Music, IRL, and Cooking streams while further developing game-agnostic features such as voice commands, facial recognition for sentiment analysis, and automatic scene changes. With our top-tier team of highly experienced leaders and advisors, we are ready to make high-quality broadcasts possible for streamers everywhere.

ABOUT

HEADQUARTERS	VALUATION
4636 BERKSHIRE PL BOULDER, CO 80301	**$13.01M**

Pivan Interactive, Inc. (d.b.a. "Uncanny" or the "Company") is a production team in a box! We use bleeding-edge AI to watch live streams and create beautiful, engaging productions for streamers so that viewers can spend less time “channel hopping” and enjoy more of the creator they love. Modern AI has given the world ChatGPT for language, Dall-E-2 for images, and now Uncanny for broadcasts. We elevate streamers to the standards of professional broadcasters by automating live-stream production for our growing community of 24,500 streamers around the world. Uncanny also helps the streamers monetize better by giving them more of what they earn. The Company is in the pre-revenue stage of development.

TEAM



David Sturgeon
CEO and Co-Founder

David is a serial startup entrepreneur and has been at the forefront of technology since the early days of the internet. In the early 00s, David put his experience with SEO and E-commerce to use in various successful affiliate marketing campaigns.

In 2007 David joined his first venture-backed startup Eswarm and was quickly promoted to Head of User Experience. Ultimately, David ran the entire marketing department and helped grow it to over 40 employees.

In 2016, while Director of Operations for an enterprise-focused E-commerce agency, David created, championed, funded, and managed an internal startup building a software connection between Magento and Amazon for the first time ever. He then successfully led the efforts to sell to Magento (A global e-commerce platform, subsequently acquired by Adobe) pre-consumer launch.

He is an avid lifetime gamer and live-streaming enthusiast who spends his free time with his family.



Constantine Tsang
CTO and Co-Founder, Chairman of the Board

Constantine has been a lifelong gamer, and an astromony nerd. He graduated with a PhD in Physics from Oxford University, prior to working on NASA missions for 12 years, exploring planets in our solar system.

He has worked on missions to Venus, Mars, Moon, Jupiter and Pluto. He has been on scientific expeditions to Antarctica and the Artic Circle, which was the topic of his TEDx talk. He has authored more than 30 peer-reviewed scientific papers, including in Nature and Science, and has appeared in documentaries for the BBC, NOVA and the Weather Channel.

He was a consultant for Northrop Grumman. He has worked on and flown in high-performance fighter jets, human centrifuges and the Vomit Comet, used to train astronauts, over 8 times. He has a FAA Pilots License in Gliders and Drones. He also has an asteroid named after him.

Eric Marcoullier
Lead Advisor | Co-Founder of IGN

Eric co-founded IGN Entertainment, now one of the biggest leading internet media companies focused on video games and entertainment, reaching more than 230 million monthly users around the world. He has advised Uncanny since the very beginning.

Since dropping out of college in 1995, Eric has co-founded a variety of companies, including IGN (IPO), MyBlogLog (acquired by Yahoo!), Gnip (acquired by Twitter) and OneTrueFan (acquired by BigDoor). Over the years, he has invested in and advised many early-stage startups, including CitizenNet (acquired by Condé Nast), Foodzie (acquired by Joyus), Intense Debate (acquired by Automattic), Pana (acquired by Coupa), Zemanta (acquired by Outbrain) and Zynga (IPO).

These days, he is a startup coach, working primarily with first- and second-time founders who have not yet established product/market fit.

Katherine Bowe Fumia
Investor | VP Sales at Twitch

Katherine is currently a Vice President of Sales at Twitch, a position she has held for the past 3 years. She has a long history of sales at media and gaming companies.

Prior to Twitch, she held various executive directorships at Gimlet Media, Pandora, Vox Media and IGN Entertainment. During her time at Twitch and Pandora, she has headed a number of high-profile marketing and sales campaigns, including a crowdsource campaign to convert a Lexus F Sports car into a gaming PC by Twitch streamer Fuslie, and promoting the release of Call of Duty: Infinite Warfare with a playlist by Rapper YG. At IGN, she managed and reported on Rockstar Games.

She holds a BA in Business Marketing at California Polytechnic State University, and was an avid soccer player.

Joe Marsh
Advisor | CEO of T1 Entertainment

Joe is the CEO of T1 Entertainment & Sports. In this role, he oversees operations based in Seoul, Philadelphia, Los Angeles and is responsible for T1's global presence and expansion into new businesses and revenue streams surrounding competitive gaming culture and lifestyle, content, and merchandise.

Joe previously served as CBO of Comcast's Spectacor Gaming division and the Philadelphia Fusion esports franchise that competes in the Overwatch League. In addition, Joe worked closely behind the Fusion Arena, a 3,500-seat venue in the Philadelphia Sports Complex and stand as the largest new construction, purpose-built esports arena in the Western Hemisphere.

Joe currently serves as a strategic advisor to Spectacor Gaming and the Philadelphia Fusion. Joe is also a board member of Nerd Street Gamers.

Shawn Brown
Chief Evangelist

Shawn has been making content online for 9 years, and has accumulated an audience of over 300K followers for his personal brand "NoctWolfe." His content is viewed millions of times a month, and was brought on to Uncanny in 2020 to bring our company to the masses. Shawn has been an avid gamer all his life, from playing the Warcraft RTS as a child, to Halo LAN parties in high school, to talking about video game lore to hundreds of thousands of people. Aside from gaming, his hobbies are axe throwing and archery.

Shawn has worked with many sponsors over his time in content creation, always achieving net-gain ROI for the companies he works with, as well as garnering millions of views on the products he's reviewed and promoted. Originally a middle school teacher, Shawn places a great importance on the educational value of his content while also working to help others elevate their own abilities.

Brad Morris
Lead Engineer

Brad graduated with a Bachelor of Aviation Flight Science from Western Michigan University, minoring in Computer Science with studies at the University of Akureyri, Iceland. He has grown up on computers, learning to program in BASIC at the age of 9 and quickly learning C/C++ from playing and programming IgorMUD in the mid-90s. As websites became a thing, the adventures in Perl ensued. He began pursuing aviation as a teenager and earned his private pilot's license at Plymouth-Mettetal Airport (1D2) in Michigan. After many years of towing gliders and flying skydivers, he is now the Senior Captain for a private owner, flying a Gulfstream G600 around the world. But no matter where he's at, you can always find him behind his gaming laptop taking out the bad guys.

Chris Vieville
Head of Sales and Partnership

Chris hails from the frozen beaches of the Bay Area and was immersed in tech and startups from a very early age. He vividly remembers his father bringing home one of the 1st home PCs with a whopping 12 inch floppy disk drive. Naturally while he had been informed it would help with schoolwork all he did was play video games - thus was born a lifelong love of gaming. His business acumen was birthed and honed on the cold and unforgiving blacktop of his middle school playground, after he discovered what his classmates would pay to peruse that stack of magazines he found in the back of a closet. Chris has done time in the corporate jungle but is much more at home founding and leading growth focused startups. Extensively traveled and having lived on 3 continents he speaks multiple languages terribly. Chris is a firm believer in the power of play and knows the world would be a better place if we just spent more time gaming.

Anton King
Computer Vision Engineer

Anton acquired his Computer Science degree from the University of Minnesota, with strong focus on deep learning and computer vision. His experience in AI is enriched through his collaboration with a team of researchers on a paper which propelled deep learning research in the animation industry. He is a lifelong gamer, playing games such as Super Mario Bros and Pokémon when he was just a child. His deep learning and videogame passions intersect often, at Uncanny as well as on a custom AI he created to beat professional Super Mario Bros players record times.

TERMS

Uncanny

Overview

PRICE PER SHARE	VALUATION
$2.27	$13.01M
DEADLINE	AMOUNT RAISED
Invalid Date	$0.00

Breakdown

MIN INVESTMENT $99.88	OFFERING TYPE Equity
MAX INVESTMENT $1,234,998.04	ASSET TYPE
MIN NUMBER OF SHARES OFFERED 6,607	SHARES OFFERED Common Stock
	MAX NUMBER OF SHARES OFFERED 544,052

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Pivan Interactive, Inc.**
Corporate Address :	**4636 BERKSHIRE PL, BOULDER, CO 80301**
Offering Minimum :	**$14,997.89**
Offering Maximum :	**$1,234,998.04**
Minimum Investment Amount (per investor) :	**$99.88**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**6,607**
Maximum Number of Shares Offered :	**544,052**
Price per Share :	**$2.27**
Pre-Money Valuation :	**$13,011,869.27**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive 10% bonus shares

Super Early Bird Bonus

Invest within the first 10 days and receive 5% bonus shares

Early Bird Bonus

Invest within the first 15 days and receive 2% bonus shares

Amount-Based:

$50 | Owners Tier

Exclusive access to Uncanny Investor Discord & Special Discord Role

Uncanny Streaming Masterclass (VOD)

$100 | Bronze Tier

Use of Uncanny VIP Tier 1 for 1 Year

Exclusive Access to Creator Panel (Bi-Annual) featuring partner streamers.

All Previous Perks (except shares)

4% Bonus Shares

$250 | Silver Tier

All Previous Perks (except shares)

Uncanny T-Shirt

6% Bonus Shares

Your name included in an Uncanny Shoutout Page

Watch the Exclusive Uncanny Board of Streamers 1-Chip Challenge

$500 | Gold Tier

All Previous Perks (except shares)

8% Bonus Shares

Personalized Uncanny Backers Jersey ($60 value)

Exclusive Uncanny TwitchCon 2023 Party Invite**

$1000 | Platinum Tier

All Previous Perks (except shares)

10% Bonus Shares

Lifetime use of Uncanny VIP Tier (90:10 Rev Share)

1 TikTok Takeover (30 secs video) posted to Uncanny TikTok Channel (35k Followers)

$2500 | Partner Tier

All Previous Perks (except shares)

12% Bonus Shares

Exclusive Group Dinner with Uncanny Team at TwitchCon 2023**

$5,000 | VIP Tier

All Previous Perks (except shares)

14% Bonus Shares

Uncanny Chief Evangelist NoctWolfe [250k TikTok Followers, $1200 Value] to promote a product/service of your choice on his TikTok

Private 1:1 60 mins call with an Uncanny Executive

$10,000 | Superhero Tier

16% Bonus Shares

A Group Consultation or Q&A Session on your product/business with the Uncanny Board of Streamers or Uncanny Founders

$20,000 | Ultimate Tier

18% Bonus Shares

Exclusive dinner with Uncanny Founders in Boulder, CO***

Choose a family member or friend to have a private call with a member of our Uncanny Board of Streamers, and pick a game to play with them for 2 hours.

$50,000 | Legendary Tier

20% Bonus Shares

Exclusive private dinner with Uncanny Founders in Las Vegas at the Esports Business Summit (EBS) 2023, and be an official Uncanny team member during EBS.****

OR

Exclusive day tour of NASA Johnson Space Center with Uncanny CTO and former space scientist.****

Audience-Based:

10% Bonus Shares for previous investors.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***TwitchCon ticket, accommodation and travel not included.*

****1 domestic US flight included, no lodging is included.*

*****1 entry ticket and 1 domestic US flight are included, with no lodging included.*

The 10% StartEngine Owners' Bonus

Pivan Interactive, Inc. (d.b.a. "Uncanny") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.27/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $227. Fractional shares will not be distributed and Unit bonuses will be determined by rounding down to the nearest whole Unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 10% for previous investors, in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>The Future and Uncanny</u>

https://youtu.be/USdTS_NVMm0

Speaker 1:

For the first 30 years of TV, there were three channels, four if you count public access, and production quality didn't exist. If it was on, people watched. Cable TV gave rise to more choices and competition for audience forced channels like ESPN and MTV to level up the broadcast. In 2005, YouTube launches and millions of videos are uploaded with production value as an afterthought. Today, the vast majority of top channels have teams providing post-production support. 2014, Twitch TV turns an entire generation into broadcasters, and 70 years of lessons from live television go out the window. We're back to public access TV.

With the hundreds of millions of dollars soon to be billions on the table, it's only a matter of time before people start to remember that production quality matters. If only there were a platform that could democratize high quality real-time broadcasts so that every streamer could compete for the billions of viewers, a system that leveraged cutting edge computer vision and machine learning and cloud computing to create a virtual on-demand production team. Uncanny turns public access streams into ESPN.

<u>Product Demo</u>

https://pie-recess-45b.notion.site/Product-Demo-Script-8cf3f7ca7f774f6f93514b005f87a46f

Uncanny.gg has the potential to change live stream production for ever for the everyday streamer.

Through the use of AI and computer vision, we can identify key moments in a game stream to trigger beautiful, artfully integrated graphics and effects.

One of our most popular features is highlighting epic moments as they happen live on stream.

Again this is entirely automated based on what the CV observes in the game.

Instant replays were the first improvement brought to sports broadcasts in the early 60s

When something amazing happens you want to show it again, and our software does that for the viewer.

We slow it down, zoom it in, and let the viewers critically analyze what happened.

It is important to understand that our system is content aware.

The AI knows when something is more interesting than others and we modify the broadcast accordingly, perhaps with a full screen takeover, or highlight a lesser moment more subtly like above the webcam in this clip.

For the viewers, it's a completely elevated experience.

Here is an example of a simple data visualization, an overlay on the left of the screen, where we add a heat map of the map landing locations to give the viewer more context on what has happened just like you would see in a sports broadcast.

Finally, the largest dropffs in viewership happen in between rounds just like during a half time, and like a half time show, we can use all the information and content from the streamer, their friends streams, or our full network of streamers to automatically generate content that engages the viewers more.

<u>The Power of Uncanny</u>

https://pie-recess-45b.notion.site/Pitch-Video-b63c6386800c47f0a64f4241debf7b0a

Across the globe Tens of Millions of people daily are watching video game streams on Twitch and YouTube.

But what they're watching barely taps into its potential.

They're watching a raw feed from the video game that the player is playing.

This is like turning on an NFL game and not being able to see the score.

Just watching a raw feed.

Live streaming broadcasts are in their infancy.

If a TV network were to air this on broadcast television, how would that look?

What if there were instant replays or dynamic advertisements?

What if we could reveal hidden game data to the viewers because it's not a part of the game's native interface?

What if we could hire production crews for each one of these tens of millions of streams?

ehh... scratch that.

What if AI handled the production?

This would allow millions of streamers at any given time to launch their own customized, professional-looking broadcast that is not just a raw feed from their video game.

What if AI gave these creators the freedom to achieve their fullest potential as creative entertainers?

What-if? We asked those exact questions....and no longer have to. Because we built it....and before you know it... the game, is changed.

https://youtu.be/IuSXv_SYQik

Customer Success

Video Link: https://youtu.be/IuSXv_SYQik

https://pie-recess-45b.notion.site/Customer-Success-Transcript-ca9f4554a3fe463d83d5a19df5707b70

As a small streamer, it's really made a difference in the content that I can put out

Automatic Instant Kill Replays, Game Triggered Hype Alert and automatically clipping to my Twitch has absolutely helped me.

I gotta say it's probably the most simplest most amazing thing that has happened to stream

Bring so much life to my live stream

They are super amazing. They catch clips and even catch awesome replays of your kills.

It looks amazing on stream. It's super simple to use. Go to [Uncanny.gg](http://uncanny.gg/). You get the link, you modify it how you want. Once you do that, you put it on your OBS or your StreamLabs and you're done.

Thank you, because everything that they have done has helped me to discover who I truly am.

And it really helped me as a streamer to engage and and just keep the running dialogue going.

You can go back and replay that awesome kill that you got or even the awesome squad wipe that you got, in between matches.

My personal favorite the auto replay which automatically saves your Twitch clips to your Twitch account

Every time you get a kill pops up as an instant replay

Every time you get two kills per minute pops up as an alert

And I don't even really think of it half the time and that's the beauty party of Uncanny is that it automatically clips the kill and then replays it on my stream without me having to do anything.

It's literally changed the content that I can put out.

And being able to concentrate on my content and my community and not pushing buttons on stream has allowed me to go from zero average views to 25 average views in 5 months.

You need to go get one.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Service Request# 20180539298

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8102705

01-29-2018

MCCARTHY GARBER LAW, LLC
3773 E. CHERRY CREEK N. DR., STE. 575
DENVER, CO 80209

ATTN: KIERAN MCCARTHY

DESCRIPTION		AMOUNT
6731092 - PIVAN INTERACTIVE, INC. 0102S Stock Corporation		
	Incorporation Fee	$15.00
	Receiving/Indexing	$25.00
	Surcharge Assessment-Kent County	$6.00
	Page Assessment-Kent County	$27.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Dover	$20.00
	Expedite Fee, 24 Hour	$50.00
	TOTAL CHARGES	$148.00
	TOTAL PAYMENTS	$148.00
	BALANCE	$0.00

State of Delaware
Certificate of Incorporation
of Pivan Interactive, Inc.

(Under Section 102 of the Delaware General Corporation Law)

FIRST: The name of the corporation is Pivan Interactive, Inc. ("Corporation").

SECOND: The registered agent is:
Resident Agents Inc.
8 The Green STE R
Dover, DE 19901 (Kent County)

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which Corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is 10,000,000 shares of common stock, $0.0001 par value per share.

FIFTH: The name and mailing address of the incorporator is:
Kieran McCarthy
c/o McCarthy Garber Law, LLC
3773 E. Cherry Creek North Dr.
Ste. 575
Denver, CO 80209

SIXTH: The Board of Directors of the Corporation is expressly authorized and empowered to adopt, amend or repeal the by-laws of the Corporation, without any action on the part of the stockholders of the Corporation, but the stockholders of the Corporation may make additional by-laws and may amend or repeal any by-laws whether adopted by them or otherwise.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by subsection 102(b)(7) of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

EIGHTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:14 PM 01/26/2018
FILED 08:14 PM 01/26/2018
SR 20180539298 - File Number 6731092

director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

I have executed this Certificate of Incorporation on January 26, 2018.

Kieran McCarthy
c/o McCarthy Garber Law, LLC
3773 E. Cherry Creek North Dr.
Ste. 575
Denver, CO 80209

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PIVAN INTERACTIVE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2019, AT 5:45 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6731092 8100
SR# 20196266087

Authentication: 203327032
Date: 07-31-19

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

UNDER SECTION 242 OF THE DELAWARE GENERAL CORPORATION LAW

Pivan Interactive, Inc., a corporation organized and existing under the laws of the state of Delaware (the "**Corporation**"), hereby certifies as follows:

FIRST: That the Certificate of Incorporation of the Corporation is hereby amended as follows:

Article Fourth is hereby amended to add the following paragraph thereto:

Reverse Split. Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the "**Effective Time**"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (the "**Old Common Stock**") shall be automatically reclassified as and converted into one-half (1/2) of a fully paid and nonassessable share of Common Stock (the "**New Common Stock**"). No fractional shares of the New Common Stock shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares of the New Common Stock that would be issued in connection with the Reverse Stock Split, the Board may elect to effect an issuance of shares of the New Common Stock to holders of any fractional shares of the New Common Stock resulting from the Reverse Stock Split such that any fractional share otherwise issuable to any such holder shall be rounded up to the next highest whole share, or to pay cash in lieu of any fractional shares. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock, shall from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment.

SECOND: That the forgoing amendment has been duly adopted and approved by written consent of the Board of Directors and the Stockholders of the Corporation in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer this 31st day of July, 2019.

David Sturgeon, President and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:45 PM 07/31/2019
FILED 05:45 PM 07/31/2019
SR 20196266087 - File Number 6731092